FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                          For the month of August 2004
                                 11th August 2004



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.1    Press release of British Sky Broadcasting Group plc
                announcing Director Shareholding released on 11th August 2004





                      British Sky Broadcasting Group plc
                                (the "Company")


The Company today announces that it received notification from David Evans, a Director of the Company, on 10 August 2004, that he had purchased the following American Depositary Receipts ("ADRs") in the Company:


6 August 2004:
1,000 ADRs at $36.104 per ADR


10 August 2004:
900 ADRs at $34.95 per ADR
100 ADRs at $34.86 per ADR

Each ADR represents 4 Ordinary Shares of 50p each in the Company and, as a result of the above transactions, Mr Evans is interested in 4,000 ADRs representing 16,000 Ordinary Shares in the Company."

End





SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 11 August 2004                         By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary